Certain information has been excluded from the Fifth Amendment on the following pages because (i) it is not material and (ii) would be competitively harmful if publicly disclosed.

Fifth Amendment

To

Master Services Agreement

For

Caldwell & Orkin Funds, Inc. (the “Fund”)

This amendment (the “Amendment”) effective as of August 1, 2021, amends the Master Services Agreement, dated October 24, 2016, and most recently amended as of May 1, 2020 (the “Agreement”) between the Fund, a Maryland corporation (the “Fund”), and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively, the “Parties”).

The Parties agree to amend the Agreement as described below:

1.	Sections 8.1 of the Agreement shall be revised to read in its entirety as follows:

8.1.       Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, until August 1, 2024 (the “Initial Term”).

2.	Sections 1.1 and 1.2 of the Fund Accounting Fee Letter shall be revised to read in their entirety as follows:

1.1.	Base fee per Portfolio per year as follows:

US Based Domestic Securities	Number of Share Classes
	One	Two	Three
	$[REDACTED]	[REDACTED]	[REDACTED]

plus

1.2.	Asset based fee of [REDACTED]% on all assets.

3.	In Section 1.1 of the Fund Administration Fee Letter, the sentence reading “[t]he fee will be subject to an annual minimum of $[REDACTED] with respect to each Portfolio” will be deleted and replaced by the following: “[t]he fee will be subject to an annual minimum of $[REDACTED] with respect to each Portfolio.”

4.	At the close of each of the Fund Accounting Fee Letter, the Fund Administration Fee Letter and the Transfer Agent and Shareholder Services Fee Letter, a provision shall be added as follows: “Ultimus may annually increase the minimum annual fees listed above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers – All Items (seasonally unadjusted) (collectively, the “CPI-U”) [1] plus [REDACTED]%; provided that Ultimus gives 30-days notice of such increase to the Fund by March 1 of the then-current calendar year. The fee increase will take effect on April 1 of the then-current calendar year. Any CPI-U increases not charged in any given year may be included in prospective CPI-U fee increases in future years.”

Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The Parties duly executed this Amendment as of the date and year first above written.

	The Caldwell & Orkin Funds, Inc. on behalf of all Portfolios listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC
By:	/s/ Derek Pilecki	By:	/s/ David K. James
Name:	Derek Pilecki	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer